CAM Group, Inc.

5900 Balcones Drive

Suite 100

Austin, TX 78731

July 9, 2024

Re:        CAM Group, Inc.

Amendment No. 2 to Offering Statement on Form 1-A

Filed February 9, 2024

File No. 024-12339

Dear: Mr. Nicholas Nalbantian

Please see the answer to your comments below.

Amendment No. 2 to Offering Statement on Form 1-A filed February 9, 2024

Risk Factors

Risks Related to the Company and Its Business, page 11

1.	We note the removal of the risk factor titled "Manage potential future acquisitions, investments, divestitures, joint ventures and other transactions successfully, these activities could adversely affect our future financial results." However, on page 30 you disclose that you envision making "multiple major acquisitions." Please restore the risk factor disclosure, or alternatively, please explain why it is no longer material.

Our risk disclosure has been updated to add above mentioned risks related to future acquisitions.

The Company may lose the benefit of a Regulation A exemption in the event our principal place of business shifts to outside the..., page 12

2.	We note your response to our prior comment 1 and reissue in part. We acknowledge the addition of this risk factor; however, so that potential investors can better understand, please also explain what consequences losing the benefit of the Regulation A exemption could have on your business or the price/liquidity of your securities.

We have updated the filing to provide additional information including explanation of what consequences losing the benefit of the Regulation A exemption could have on your business.

General

3.	We refer to our prior comment 8 in our letter dated November 2, 2023. Please provide a written representation confirming that at least one state has advised the company that it is prepared to qualify or register the offering. We acknowledge your previous response that you intend to submit applications in Texas, Wyoming and Colorado, but no confirmation has been included in this or the previous amendment.

We confirm that the State of Texas has advised us that it is prepared to qualify the offering.

Please contact me at ra.pinedo@camgdefense.com or capitalmarketssecurities@gmail.com with further inquiries.

Thank you.

Sincerely,

/s/ Rafael Pinedo

Rafael Pinedo

Chairman, CAM Group, Inc.